GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

06014849

23 June 2006

SUPPL

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

SEC MAIL PROCESSING RECEIVED JUL 03 2006 WASH. D.C. 213 SECTION

Dear Sirs, New GKN PLC

GKN plc

- **Interim Results Date**

For your information I enclose a copy of the above announcement which was released on June 22nd.

Yours faithfully,

S. DeRitter

Sandie De Ritter

PROCESSED
JUL 05 2006
THOMSON
FINANCIAL

Encs

dw 7/5

Regulatory Announcement

Go to market news section

Company	GKN PLC
TIDM	GKN
Headline	Notice of Results
Released	14:47 22-Jun-06
Number	PRNUK-2206

GKN plc

Announcement Date for 2006 Interim Results

GKN's interim results for the first six months of 2006 together with the 2006 interim dividend will be announced on Thursday, 3 August 2006.

Grey Denham

Company Secretary

22 June 2006

END

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